    As filed with the Securities and Exchange Commission on August 18, 1999

               Registration No. 333- -
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                           --------------------------
                          TELESPECTRUM WORLDWIDE INC.
             (Exact name of registrant as specified in its charter)

 Delaware                                    7389                            23-2845501
(State or other jurisdiction of    (Primary Standard Industrial  (I.R.S. Employer Identification No.)
incorporation or organization)     Classification No.)

                               443 S. GULPH ROAD
                           KING OF PRUSSIA, PA 19406
                                (610) 878-7400
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       ---------------------------------
                                KEITH E. ALESSI
                      President & Chief Executive Officer
                          TeleSpectrum Worldwide Inc.
                               443 S. Gulph Road
                           King of Prussia, PA 19406
                                 (610) 878-7400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------
                        Copies of all communications to:

                            STEPHEN S. GOODMAN, ESQ.
                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                            Philadelphia, PA  19103
                                 (215) 963-5000

  Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]

                       ---------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                  Proposed maximum        Proposed maximum
 Title of securities        Amount to be           offering price            aggregate               Amount of
  to be registered         registered (1)          per share (2)         offering price (2)     registration fee (2)
--------------------------------------------------------------------------------------------------------------------

Common Stock, $0.01
 par value                           275,153                $6.0625             $1,668,115                $463.74

===================================================================================================================

(1) This Registration Statement covers shares of Common Stock of TeleSpectrum Worldwide Inc. which may be offered or sold pursuant to the settlement of litigation relating to IDRC dated July 19, 1999.
(2) Estimated pursuant to Paragraphs (c) and (h) of Rule 457 under the Securities Act, solely for the purpose of calculating the registration fee, based upon the average of the high and low sales prices of shares of the Company's Common Stock on August 13, 1999, as reported on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED AUGUST 18, 1999


                                 (PROSPECTUS)
                                 -----------

                                275,153 SHARES

                          TELESPECTRUM WORLDWIDE INC.

                                 COMMON STOCK

                        -------------------------------


       This prospectus relates to the offer by the selling stockholders of an aggregate of 275,153 shares of our common stock.

       Our common stock is quoted on the Nasdaq National Market under the symbol "TLSP." On August 17, 1999 the last reported closing price of our common stock was $5.6875 per share.


       You should read the prospectus carefully before you invest. See Risk Factors beginning on page 3 of this prospectus for a discussion of the material risks involved in investing in the shares.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

       The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


              --------------------------------------------------

                 The date of this Prospectus is August __, 1999


                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----

TeleSpectrum Worldwide Inc.........................                       3
Risk Factors.......................................                       4
Selling Stockholders...............................                      12
Plan of Distribution for the Resale of the Shares..                      13
About this Prospectus..............................                      14
Where You Can Find More Information................                      14
Forward-Looking Statements.........................                      15
Legal Opinion......................................                      16
Experts............................................                      16


                             TELESPECTRUM WORLDWIDE

     TeleSpectrum Worldwide Inc. ("TeleSpectrum"), headquartered in King of Prussia, Pennsylvania, is a teleservices firm that operates in two business segments, telemarketing and customer care. TeleSpectrum provides inbound and outbound telemarketing, inbound customer service, interactive customer service, voice response, customer care consulting, and call center management services.

     Teleservices are services that are provided through the use of telephone and other mediums, such as electronic connections. Telemarketing services, or outbound telemarketing, involve the placing of telephone calls on behalf of clients, normally as part of clients' effort to sell their products or services, or to obtain new customers. Customer care services, or inbound telemarketing, are provided on behalf of clients' customer services activities. Interactive voice response systems involve responding to incoming customer calls via automated systems. Consulting services involve conducting research surveys that assess the effectiveness of a clients' customer service efforts. Call center management services involve running most aspects of a clients' call center, including recruiting and staffing customer service representatives, managing the operations and providing reports that analyze the performance of the client's call center.

     TeleSpectrum primarily services Fortune 500 companies in a wide range of industries, including financial services, telecommunications, high tech, insurance, utilities, consumer products, health care/pharmaceutical and government.

     On January 14, 1999, TeleSpectrum entered into a merger agreement with International Data Response Corporation ("IDRC") and its majority stockholders. Under the terms of the agreement, as amended and consummated on June 30, 1999, the holders of outstanding shares of IDRC common stock, options and warrants received their pro rata portion of an aggregate 9.2 million shares of TeleSpectrum common stock and warrants exercisable for 2.5 million shares of TeleSpectrum common stock. Of the 9.2 million shares of TeleSpectrum common stock issuable to the holders of IDRC common stock, options and warrants, an aggregate 1,730,928 shares and options were placed in escrow, as required by the merger agreement, to secure the indemnification obligations of the IDRC security holders to TeleSpectrum. The term of the escrow is fifteen months and is governed by an indemnity escrow agreement. On July 19, 1999, a claim by certain former IDRC shareholders was settled for $1,907,000 resulting in 275,153 shares being released from the escrow to satisfy this claim. The 275,153 shares to be sold in accordance with this Prospectus were previously held in escrow on behalf of the IDRC shareholders.

                                  RISK FACTORS

Risk Relating to the IDRC Merger


Integration of Operations - We may be unable to integrate our operations in a prompt and effective manner.

     The integration of TeleSpectrum and IDRC will present significant challenges. TeleSpectrum intends to integrate all significant business functions of the two companies, including:

     .  administration;

     .  operations;

     .  finance;

     .  sales and marketing; and

     .  information technology.

     These integration activities will result in changes affecting most employees of the two companies. TeleSpectrum must integrate the two companies in a prompt and effective manner with minimal customer service interruption. If TeleSpectrum is unable to successfully integrate the companies in this manner, it will be materially adversely affected.


Increased Debt - We may be unable to meet our greater debt service requirements.

     TeleSpectrum has assumed approximately $104 million of senior debt as a result of the IDRC merger under its new $135 million credit facilities. At June 30, 1999, TeleSpectrum had $118.6 million in debt outstanding under the debt facilities. As a result, TeleSpectrum has a significantly greater ratio of debt to equity and much higher debt service requirements. TeleSpectrum will be required to make minimum principal payments under the credit facilities of $2.6 million in 1999, $8.7 million in 2000, $39.3 million in 2001, $20.2 million in 2002 and up to $48.0 million in 2003. TeleSpectrum's credit agreement with its lenders also imposes numerous financial covenants that TeleSpectrum will need to meet in order to avoid a default under this agreement. These covenants include:

     . maintaining a minimum level of earnings as its relates to interest and other charges;

     .  not exceeding a ratio of debt to total assets;

     .  limiting capital expenditures; and

     .  limiting dividends.

     If TeleSpectrum is unable to service its debt or meet its other contractual obligations, its lenders may take certain actions that could limit TeleSpectrum's operations and require immediate repayment. TeleSpectrum's internally generated cash flow or other available financing might not be sufficient to sustain operations if this were to occur. If this occurs, TeleSpectrum will be materially adversely affected.


Limitations on Other Business Objectives - Our increased debt may restrict our ability to obtain financing or pursue other business objectives.

     TeleSpectrum's increased debt may also restrict or impede its ability to obtain other financing and pursue other business objectives. This will be magnified if TeleSpectrum's general credit rating deteriorates. TeleSpectrum may find it more difficult to:

     . obtain additional financing in addition to its $135 million credit facility;

     .  make acquisitions;

     .  enter into strategic relationships;

     .  make capital expenditures;

     .  respond to business opportunities;

     .  address competitive pressures or adverse industry developments; and

     .  withstand economic downturns.

     TeleSpectrum will be materially adversely affected if it is unable to obtain financing and pursue its business objectives.


New Business Strategy - We may not be able to develop or implement a successful new business strategy.

     TeleSpectrum must develop and implement a new business strategy that builds on the combined strengths of the companies. If TeleSpectrum is unable to successfully develop and implement a new business strategy, it will be materially adversely affected.


Unknown Liabilities - We may be materially adversely affected by any unknown or hidden liabilities of IDRC.

     Because IDRC was acquired by TeleSpectrum in a merger, TeleSpectrum is now liable for all IDRC liabilities. This is true whether the liabilities were known or unknown at the time of the IDRC merger. TeleSpectrum conducted a due diligence review of IDRC prior to signing the IDRC merger agreement to investigate matters relating to the IDRC business, including its liabilities. TeleSpectrum has rights under an indemnity escrow agreement if it discovers any undisclosed IDRC liability that would give rise to a claim under the IDRC merger agreement. This indemnity escrow agreement will only continue for unknown liabilities that are discovered within fifteen (15) months of June 30, 1999, and may not be sufficient to offset all of the damages incurred by TeleSpectrum as a result of any unknown liabilities. TeleSpectrum may be materially adversely affected if any unknown material liabilities arise relating to the IDRC merger.


Risks Relating to the CRW Merger

Unknown Liabilities - We may be materially adversely affected by any unknown or hidden liabilities of CRW.

     CRW was acquired by TeleSpectrum in a merger, and became a subsidiary of TeleSpectrum as a result of the merger. CRW, as a subsidiary of TeleSpectrum, remains liable for its liabilities following the merger. TeleSpectrum may also become liable for liabilities of CRW depending on the facts and circumstances surrounding a liability. TeleSpectrum conducted a due diligence review of CRW prior to signing the CRW merger agreement to investigate matters relating to the CRW business, including its liabilities. TeleSpectrum may be materially adversely affected if any unknown material liabilities arise relating to the CRW merger.

Risks Relating to TeleSpectrum

Operating Losses-We have been unprofitable.

     TeleSpectrum had net losses of $940,000 for the quarter ended June 30, 1999 and $6.9 million for the year ended December 31, 1998. On a pro forma basis, TeleSpectrum had a net loss of $23.1 million for the six months ended June 30, 1999. TeleSpectrum must maintain a sufficient level of capacity utilization at acceptable rates to achieve profitability. During the past two years, TeleSpectrum has periodically not achieved consistent levels of profitability, particularly in its telemarketing segment. Revenues from the telemarketing segment represented 73% of TeleSpectrum's total revenues for the six months ended June 30, 1999 and for the year ended December 3l, 1998.

     Telemarketing agreements generally do not assure specific levels of revenue and are often terminable by clients on short notice. The amount of revenue TeleSpectrum generates from a particular client is dependent upon a number of factors, including, TeleSpectrum's ability to achieve marketing and sales results required by the client and the results we achieve as compared to both the clients' in-house operations and other telemarketing providers. In addition to these factors, many client agreements are based on actual sales achieved. Accordingly, TeleSpectrum's ability to achieve its desired results of operations is dependent upon TeleSpectrum's representatives being able to effectively and efficiently market the clients' products and the quality of the lists of prospective customers provided by TeleSpectrum's clients. TeleSpectrum's telemarketing segment is also affected by seasonal trends that mirror its client's marketing plans. These trends include reduced activities during the months of August and December. If TeleSpectrum is unable to maintain a sufficient level of capacity utilization at acceptable rates, it will be materially and adversely affected.

Reliance on Major Clients-Our profitability is sometimes dependent on one or more significant clients.

     Approximately 14% of TeleSpectrum revenues for the six months ended June 30, 1999 were generated from one client in the telecommunications industry. Approximately 10% of TeleSpectrum's revenues in 1998 were generated from one client in the telecommunications industry. In 1997, approximately 19% of TeleSpectrum's revenues were generated from one financial services industry company. The significant reduction in the amount of business provided by this financial services industry company was a significant factor in TeleSpectrum's lower capacity utilization and operating performance during the last two fiscal quarters in 1997. TeleSpectrum may in the future develop relationships with clients that represent a large concentration of revenues. Since most client contracts can generally be canceled by the client upon relatively short notice, TeleSpectrum may be materially adversely affected by any unexpected termination or non-renewal of such a relationship.



Capacity Utilization--Our profitability will be adversely affected if we do not maintain sufficient capacity utilization.

     TeleSpectrum's profitability is substantially dependent upon its ability to use its call center capacity at efficient levels. A call center is a facility that is equipped with workstations from which TeleSpectrum's employees perform services on behalf of its customers. As of June 30, 1999, TeleSpectrum operated or managed a total of 35 call centers that had between 20 and 516 workstations. Capacity utilization is a term that identifies how much of a call center's workstations are being used to perform services. Low capacity utilization at a call center reduces profitability. This occurs because costs are being incurred for employees and other overhead costs at a time when revenue is not being produced by these employees and workstations. TeleSpectrum has in the past experienced periods of low capacity utilization and has sometimes accepted less profitable client engagements to fill this capacity. TeleSpectrum has also experienced, and may experience in the future, at least short-term, excess capacity when it opens a new call center or terminates or completes a large client program. If TeleSpectrum does not maintain sufficient levels of capacity utilization at acceptable rates, it will be materially adversely affected.

Future Growth-We may not be able to grow our business.

     TeleSpectrum has experienced growth over the past several years, although this growth did not continue in 1998. TeleSpectrum may not be able to achieve future growth if it does not:

 .   initiate, develop and maintain new client relationships and expand its existing client programs;

 .   recruit, motivate and retain qualified management and hourly personnel;

 .   identify, acquire and open call center facilities on an efficient basis; and

 .   maintain high quality of services and products to clients.

Reliance on Technology-We will be adversely affected if we do not obtain and implement new or enhanced technology.

     TeleSpectrum has made significant investments in technology and anticipates that it will need to continue making significant additional technology investments to remain competitive. TeleSpectrum relies on technology for most aspects of its business. This includes operating its call centers, placing and receiving telephone calls and electronically providing and sharing data with clients and vendors. TeleSpectrum may not be successful in anticipating continuing technological changes or in implementing new or enhanced technology. If TeleSpectrum is unable to do so, it will become more difficult to compete and maintain favorable client and vendor relationships. If this were to occur, TeleSpectrum will be materially adversely affected.

Dependence on our Labor Force-Our profitability will be adversely affected if we do not avoid high personnel turnover.

     TeleSpectrum's industry is very labor intensive and has experienced high personnel turnover. Many of TeleSpectrum's employees receive modest hourly wages. A higher turnover rate among TeleSpectrum's employees would increase its recruiting and training costs and decrease its productivity. TeleSpectrum's insurance product sales and technology-based inbound customer service require specifically trained employees. TeleSpectrum may not be able to continue to hire, train and retain a sufficient labor force of qualified employees.

Dependence on Telecommunications Providers-We rely heavily on telecommunications companies and our business will be adversely affected if our telecommunications costs increase or our service is interrupted.

     TeleSpectrum's business is heavily dependent on service provided by various local and long distance telephone companies. Telecommunications costs are TeleSpectrum's most significant expense. As a result, TeleSpectrum would be materially adversely affected by a significant increase in the cost of telephone services that is not recoverable through an increase in the price of its services, or any significant interruption in telephone services.

We May Be Affected by Year 2000 Problems.

     The Year 2000 issue results from the writing of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, computer software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions or engage in other normal business activities.

State of Readiness. TeleSpectrum has undertaken a comprehensive program, including the hiring of an outside consulting firm, to address the Year 2000 issue with respect to the following:

 .   TeleSpectrum's information technology and operating  systems, which include call processing, network, server, security and application systems;

 .   TeleSpectrum's non-information technology systems that may contain embedded microchip technology, which include buildings, plant, equipment and other infrastructure systems; and

 .   the systems of TeleSpectrum's major clients, vendors and telecommunication service providers insofar as they relate to TeleSpectrum's business.

     TeleSpectrum's core business systems are in the process of receiving Year 2000 compliant upgrades furnished by its vendors, being replaced by its TeleSpectrum Enterprise System Solution (TESS), or being rewritten to be Year 2000 compliant. TeleSpectrum is developing TESS to replace many of its current data processing systems. TeleSpectrum believes that the TESS product will be Year 2000 compliant by the fourth quarter of 1999 and that its core business systems will be ready to successfully recognize years beginning with 2000. Although TeleSpectrum has received compliance information from many suppliers, TeleSpectrum is unable to predict the extent to which its suppliers will be affected by Year 2000 issue. TeleSpectrum is also unable to predict the extent to which it may be vulnerable to a supplier's inability to remedy any issues in a timely manner. This matter is most prevalent with its telecommunications service suppliers.

     Costs to Address the Year 2000 Issue. TeleSpectrum's current cost estimate to become Year 2000 compliant is $2,000,000 in 1999, of which approximately 40% will be for outside consultants and 60% will be for internal resources which have been or will be reallocated from other projects. Many of TeleSpectrum's systems that require Year 2000 remediation or replacement were also simultaneously receiving performance upgrades or feature enhancements as the decision to upgrade or enhance these systems was not based on Year 2000 compliance and the timing of these upgrades and enhancements has not been accelerated as a result of becoming Year 2000 compliant. TeleSpectrum's policy is to expense the costs incurred to become Year 2000 compliant in accordance with EITF 96-14. TeleSpectrum's current cost estimate does not include costs related to these upgrades or enhancements. To date, the financial impact of remediation expenses has not been material, and TeleSpectrum does not expect future remediation costs to be material to its consolidated financial position or results of operations.

     Risks Presented by Year 2000 Problems. TeleSpectrum's reasonably anticipated worst case scenario involves Year 2000 problems experienced by its suppliers. If its telecommunications vendors do not appropriately address their Year 2000 issues and alternative telecommunications providers are not able to provide TeleSpectrum with adequate telecommunications services, it will not be able to provide its services to its clients. If there is widespread and continued shortage in telecommunications services available from telecommunications vendors, TeleSpectrum will be materially adversely affected. In addition, its computer systems are linked to many of its clients' computer systems. Through these links, clients furnish TeleSpectrum with information that is necessary for TeleSpectrum to provide its services and TeleSpectrum
provides its clients with feedback regarding their services.   While
TeleSpectrum has made inquiries regarding their state of readiness for the Year 2000, TeleSpectrum may not be able to accurately predict whether its clients' systems will be Year

2000 compliant. TeleSpectrum will likely experience service disruptions and may be materially adversely affected if its clients' systems are not Year 2000 compliant.

     Contingency Plans. TeleSpectrum's Year 2000 plan calls for the development of contingency plans for areas of its business that are susceptible to a substantive risk of a disruption resulting from a Year 2000 related event. For TeleSpectrum's internal systems, it is developing remediation plans for its existing systems, including as a contingency the timely implementation of TESS. For vendor supplied services, TeleSpectrum is evaluating alternative vendors for backup services. However, TeleSpectrum may not be able to obtain backup services if there is a widespread and continued shortage in telecommunications services available from telecommunications vendors. For client computer links, TeleSpectrum will seek to exchange information on a manual basis until such time as the necessary corrections have been made. Consistent with TeleSpectrum's Year 2000 plan, it will develop specific Year 2000 contingency plans for any other areas of its business as the need is identified.


Fluctuation in Quarterly Operating Results--Our Quarterly operating results will fluctuate and will cause our stock price to change.

     TeleSpectrum expects that its quarterly operating results will fluctuate due to many factors, a number of which are beyond its control. TeleSpectrum believes that period-to-period comparisons of its historical results may not be meaningful, You should not rely on these historical results as an indication of TeleSpectrum's future results. TeleSpectrum's results of operations in future periods may not meet the expectations of analysts and investors, in which case the price of TeleSpectrum's common stock would likely be materially adversely affected.

Factors which may also have an impact on TeleSpectrum's operating results include:

 .   TeleSpectrum's ability to retain existing clients and attract new clients;

 .   the timing of TeleSpectrum's clients' marketing campaigns and customer service programs;

 .   the timing of additional selling, general and administrative expenses incurred to acquire and support such new business;

 .   changes in TeleSpectrum's revenue mix among our various service offerings;

 .   the introduction of new or enhanced services and products;

 .   price competition;

 .   TeleSpectrum's ability to upgrade and develop its information technology systems;

 .   technical difficulties, system downtime or internet brownouts;

 .   government regulation;

 .   general economic conditions and economic conditions specific to the teleservices industry; and

 .   seasonality in TeleSpectrum's business, particularly during the months of
    August and December.

Volatility of Stock Prices--Events directly or indirectly relating to Telespectrum will cause its stock price to be volatile.

     The market prices of TeleSpectrum's common stock have been highly volatile. This volatility may adversely affect the price of TeleSpectrum's common stock in the future. Factors that could cause such volatility include:

 .   the volume of trading in TeleSpectrum's stock;

 .   TeleSpectrum's quarterly operating results;

 .   deviations in operating results of operations from analyst estimates;

 .   changes in general conditions in the economy;

 .   developments within the teleservices industry; and

 .   other developments affecting TeleSpectrum or its competitors.

                             SELLING STOCKHOLDERS

     On July 19, 1999 we became obligated to issue 275,153 shares of our common stock to five of our stockholders in settlement of litigation relating to IDRC. These shares are being issued from the 1,730,928 shares and options that were placed in escrow as required by the TeleSpectrum-IDRC Merger Agreement. The selling stockholders may offer or sell the shares received from time to time in the manner contemplated under APlan of Distribution."

     The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders, and the maximum number of shares each may offer.




                                                    Maximum         Beneficial Ownership
                                   Number of       Number of       After Resale of Shares
                                     Shares          Shares    ----------------------------
            Name of               Beneficially       Being          Number of
      Selling Stockholder           Owned(1)        Offered           Shares     Percent
 ------------------------------------------------------------------------------------------

Mary L. Heistand-Bro              32,234 (2)          17,742            14,492       .04%

Bradley D. Mellott               225,758 (3)         124,253           101,505       .30%

The Southeastern Kansas
 Telephone Company, Inc.          80,645 (4)          44,386            36,259       .11%

Southeast Nebraska Telephone
 Company, Inc.                    80,645 (4)          44,386            36,259       .11%

Edwin S. Towle, III               80,645 (4)          44,386            36,259       .11%
                                                _____________
                                                     275,153

_____________
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. The shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of August 18, 1999 are deemed outstanding and to be beneficially owned by the selling stockholders holding such options or warrants.
(2) This total represents 12,129 non-escrowed shares received pursuant to the TeleSpectrum-IDRC Merger Agreement, 2,363 escrowed shares received pursuant to the TeleSpectrum-IDRC Merger Agreement adjusted for the shares removed from escrow in connection with the settlement of the litigation in relation to IDRC, and 17,742 shares received pursuant to the settlement of the litigation in relation to IDRC.
(3) This total represents 84,948 non-escrowed shares received pursuant to the TeleSpectrum-IDRC Merger Agreement, 16,557 escrowed shares received pursuant to the TeleSpectrum-IDRC Merger Agreement adjusted for the shares removed from escrow in connection with the settlement of the litigation in relation to IDRC, and 124,253 shares received pursuant to the settlement of the litigation in relation to IDRC.
(4) This total represents 30,345 non-escrowed shares received pursuant to the TeleSpectrum-IDRC Merger Agreement, 5,914 escrowed shares received pursuant to the TeleSpectrum-IDRC Merger Agreement adjusted for the shares removed from escrow in connection with the settlement of the litigation in relation to IDRC, and 44,386 shares received pursuant to the settlement of the litigation in relation to IDRC.

               PLAN OF DISTRIBUTION FOR THE RESALE OF THE SHARES

A selling stockholder may from time to time, in one or more transactions, sell all or a portion of the common shares in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The shares may be sold directly or through broker-dealers acting as principal or agent. The methods by which the shares may be sold include:

 . a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

 . purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

 . ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

 . privately negotiated transactions.

In effecting sales, brokers or dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from a selling stockholder in amounts to be negotiated immediately prior to the sale. A selling stockholder, any underwriters, dealers or agents participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by a selling stockholder and any commissions received by any broker-dealers may be deemed to be underwriting commissions under the Securities Act. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

  Additionally, in connection with the sale of the shares, a selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. A selling stockholder may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

  When a selling stockholder elects to make a particular offer of common shares, we will distribute a prospectus supplement, if required, that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from a selling stockholder and any other required information.

  In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

  We also have agreed to indemnify the selling stockholders in certain circumstances, against certain liabilities arising under the Securities Act. Each selling stockholder has agreed to indemnify us and our directors and officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

  We have agreed to pay all costs and expenses relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder selling such shares.

  All references to selling stockholders in this Section shall also be deemed to include any transferees, assignees and pledgees of the selling stockholder.

  To the extent that J.P. Morgan may be deemed an Aunderwriter" within the meaning of the Securities Act with respect to any sales of the common shares, we have agreed to indemnify J.P. Morgan against certain liabilities arising under the federal securities laws.

                             ABOUT THIS PROSPECTUS

  You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

  We have filed a Registration Statement on Form S-3, of which this prospectus forms a part, to register the resale of the shares with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

  The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

  The documents that we are incorporating by reference are:

 . Our Annual Report on Form 10-K for the year ended December 31, 1998;
 . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;
 . Our Definitive Proxy Statement dated June 8, 1999; and
 . The description of our common stock that is contained in our Form 8-A
  Registration Statement filed with the SEC on July 30, 1996, including any amendments or reports filed for the purpose of updating such description.

  Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

   If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to Francis Pennella, Executive Vice President and Secretary, TeleSpectrum Worldwide Inc., 443 S. Gulph Road, King of Prussia, PA 19406, (610) 878-7400.

                           FORWARD-LOOKING STATEMENTS

  We have made forward-looking statements in this document including the information concerning possible or assumed future results of operations of TeleSpectrum set forth in this registration statement/prospectus and those preceded by, followed by, or that include the words "anticipates", "believes", "expects", "intends", or "similar expressions. For those statements, we claim the protection of the safe harbor of forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document could affect future results of TeleSpectrum and could cause those results to differ materially from those expressed in our forward-looking statements:

 . competitive factors;
 . projected capital expenditures;
 . projections of future revenues, operating income or EBITDA;
 . liquidity;
 . possible business relationships;
 . dependence on key personnel;
 . exposure to Year 2000 issues; and
 . cost savings, efficiencies and growth in future periods.

  Actual future results may differ materially from those expressed on our forward-looking statements for a number of reasons, including the inability to:

 . integrate the operations of TeleSpectrum and IDRC in a prompt and efficient manner;
 . meet greater debt service requirements under the new $135 million credit facilities;
 . obtain financing or pursue other business objectives due to the mentioned assumed debt;

 . develop or implement a successful new business strategy for the combined company;
 . manage the combined company effectively and implement its business strategy; . avoid unknown material CRW liabilities as a result of the CRW merger;
 . avoid Year 2000 issues;
 . avoid losing customers as a result of our mergers; and . maintain sufficient call center utilization at favorable rates.

                                 LEGAL OPINION


  Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares.


                                    EXPERTS


  The financial statements incorporated by reference in this prospectus and elsewhere in the registration statement from the annual report on Form 10-K for the year ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

===============================================================================











                                275,153 Shares



                          TeleSpectrum Worldwide Inc.







                                 Common Stock



                                _______________

                                  PROSPECTUS
                                _______________









                               August [  ], 1999














===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                Other Expenses of Issuance and Distribution

     The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby.



           Commission fee......................................................  $    463.74
           Nasdaq listing fee..................................................  $  5,503.06
           Legal fees, accounting fees and expenses............................  $ 25,000.00

                     Total.....................................................   $30,966.80
                                                                                  ==========

     All of the amounts shown are estimates except for the fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers.

Item 15.  Indemnification of Directors and Officers

          Section 102(b)(7) of the Delaware General Corporations Law (DGCL) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors and/or its shareholders for monetary damages for breaches of their fiduciary duty. Liability, however, may not be limited (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL's provisions for director liability in the case of an unlawful payment of dividends or the unlawful purchase or redemption of stock, and
     (d) for any transaction from which the director derived an improper benefit. Article VII of TeleSpectrum's Certificate of Incorporation provides that the personal liability of directors of the registrant is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

          Section 145 of the DGCL permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Under this Section, a corporation may indemnify any of its directors or officers who were or are a party, or are threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgements, fines and amounts paid in settlement, which are actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, indemnification is permitted only in cases where there is no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) which are actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interest of the corporation. No indemnification shall be made, however, if such person has been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine, upon application, that the defendant directors or officers are fairly and reasonably entitled to indemnity for their expenses despite such adjudication of liability.
     Article VII of TeleSpectrum's Restated Certificate of Incorporation and Bylaws provides that the company will, upon a finding by the company that the person has met the applicable standards of conduct set forth in the Certificate of Incorporation, indemnify any person who was or is an authorized representative of the corporation, and who was or is a party, or is threatened to be made a party to any third party proceeding, by reason of the fact that such person was or is an authorized representative of the company to the extent permitted under the DGCL. In addition, this Article makes indemnification mandatory to the extent that an authorized representative or other employee or agent of the corporation has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

Item 16.  List of Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit
Number            Description
------            -----------

1.0*              Form of Indemnification Agreement

5.1** Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered.

23.1** Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2*             Consent of Arthur Andersen LLP

24.1**            Powers of Attorney (included on signature page).

__________

*       Filed herewith.
**      Previously filed.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Restated Certificates of Incorporation, its By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in King of Prussia, Pennsylvania, on this 18th day of August, 1999.


                                    TELESPECTRUM WORLDWIDE INC.


                                    By:/s/ Keith E. Alessi
                                       ---------------------------------------
                                       Keith E. Alessi
                                       President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                         NAME                                   TITLE                       DATE
                         ----                                   -----                       ----
By: /s/ Keith E. Alessi                                   President and Chief Executive    August 18, 1999
   ------------------------------------                   Officer (Principal executive
   Keith E. Alessi                                        officer)


By: /s/ Paul J. Grinberg                                  Executive Vice President and     August 18, 1999
   ------------------------------------                   Chief Financial Officer
   Paul J. Grinberg                                       (Principal financial and
                                                          accounting officer)


By: /s/ Jeffrey E. Stiefler                               Chairman, Director               August 18, 1999
   ------------------------------------
   Jeffrey E. Stiefler

By: /s/ Joseph V. DelRaso                                 Director                         August 18, 1999
   ------------------------------------
   Joseph V. DelRaso

By: /s/ Robert B. Hellman, Jr.                            Director                         August 18, 1999
   ------------------------------------
   Robert B. Hellman, Jr.

By: /s/ Michael E. Julian                                 Director                         August 18, 1999
   ------------------------------------
   Michael E. Julian

By: /s/ David R. Kriegel                                  Director                         August 18, 1999
   ------------------------------------
   David R. Kriegel

By: /s/ J. Brian O'Neill                                  Director                         August 18, 1999
   ------------------------------------
   J. Brian O'Neill

By: /s/ Richard W. Virtue                                 Director                         August 18, 1999
   ------------------------------------
   Richard W. Virtue

                          TELESPECTRUM WORLDWIDE INC.

                       REGISTRATION STATEMENT ON FORM S-3

                                 EXHIBIT INDEX
                                 -------------




  Exhibit                                                                                          Page
  Number                                           Document                                       Number
  ------                --------------------------------------------------------------------      ------
   1.0*                 Form of Indemnification Agreement
   5.1*                 Opinion of Morgan, Lewis & Bockius LLP
  23.1**                Consent of Morgan, Lewis & Bockius LLP (included in its opinion as
                        Exhibit 5.1 hereto)
  23.2*                 Consent of Arthur Andersen LLP
  24.1**                Powers of Attorney (included as part of the signature page of this
                        Registration Statement)

     _______________

     *    Filed herewith
     **   Previously filed